January 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	NeuroBo Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-369365
Acceleration Request

Requested Date:	January 31, 2023
Requested Time:	5:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, NeuroBo Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-369365) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip Torrence, Samuel Katz and Garrett Packer of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip Torrence of Honigman LLP by telephone at (269) 337-7702, Samuel Katz of Honigman LLP by telephone at (313) 465-8137 or Garrett Packer of Honigman LLP by telephone at (313) 465-8090.

[Signature page follows]

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Sincerely,

NeuroBo Pharmaceuticals, Inc.

/s/ Joseph Hooker
Joseph Hooker
Interim President and Chief Executive Officer

cc:	Phillip Torrence, Honigman LLP
Samuel Katz, Honigman LLP
Garrett Packer, Honigman LLP